SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2003

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]   Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Notice of Annual General Meeting.

2. Prana Biotechnology Limited Press Release dated December 3, 2002.

                                                                          ITEM 1

                        NOTICE OF ANNUAL GENERAL MEETING

               Incorporating Explanatory Memorandum and Proxy Form




                                  to be held on
                     Wednesday, 18 December 2002 at 9.00 am
                 at 1231, High Street, Armadale, Victoria, 3143










This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

                 PRANA BIOTECHNOLOGY LIMITED ABN 37 080 699 065
                        NOTICE OF ANNUAL GENERAL MEETING


NOTICE IS HEREBY given for the Annual General Meeting (AGM) of Prana Biotechnology Limited (Company) to be held at 1231, High Street, Armadale, Victoria, 3143 on Wednesday, 18 December 2002 at 9.00am.


The Explanatory Memorandum and Proxy Form accompanying this Notice of Annual General Meeting are hereby incorporated in and comprise part of this Notice of Annual General Meeting.





Ordinary Business
--------------------------------------------------------------------------------

FINANCIAL REPORTS
To receive and consider the annual financial report of the Company and of the economic entity for the year ended 30 June 2002 and the reports by directors and auditors thereon.

To consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions:

1.       Re-Election of Dr George William Mihaly


         "That, Dr George William Mihaly, who retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."

2.       Re-Election of Brian Derek Meltzer


         "That, Brian Derek Meltzer, who retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."


BY ORDER OF THE BOARD

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Richard Revelins
Company Secretary
6 November 2002

                             EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members of Prana Biotechnology Limited (Company) in connection with the business to be conducted at the Annual General Meeting of members to be held at 1231, High Street, Armadale, Victoria, 3143 on Wednesday, 18 December 2002 at 9.00am.


This Explanatory Memorandum should be read in conjunction with the accompanying Notice of General Meeting.

Resolution 1 - Re-Election of Dr George William Mihaly
--------------------------------------------------------------------------------
Dr George William Mihaly

Non-Executive Director

 Dr Mihaly, aged 49, a Director of the Company since 9 December 1999, has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

 During the period from mid 1994 to early 2000, Dr.
 Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd - one of Australia's leading independent consultant research organisations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continues as Managing Director of the merged entity in Australia (now called Kendle Pty
 Ltd).

Over the course of the last 22 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.

Resolution 2 - Re-Election of Brian Derek Meltzer
--------------------------------------------------------------------------------
Brian Derek Meltzer

Non-Executive Director

Mr Meltzer, aged 48, a Director of the Company since 9 December 1999, is a merchant banker with the international investment bank Babcock & Brown. He has 20 years experience in finance, including 12 years at AIDC Ltd where he was Director of Investment Advisory Services.

He is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.

Mr Meltzer is a non-executive director on the board of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). He is also a member of the Audit Risk and Compliance Committee.

                                   PROXY FORM
Shareholder's Name
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please write you name(s) above
Appointment of Proxy
--------------------------------------------------------------------------------
I/We appoint as proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy or Chairman sees fit) at the Annual General Meeting (Meeting) of the Company to be held at 1231 High Street, Armadale, Victoria, 3143 on Wednesday, 18 December 2002 at 9.00am (and at any adjournment thereof).
-----------------
                  If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on the items below, please mark this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of any of these items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on these items and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of these items.
-----------------

--------------------------------        ----------------------------------------
                                   or     the Chairman of the meeting
--------------------------------        ----------------------------------------
Name of person you are appointing
(if not the meeting Chairman)


                                           For        Against     Abstain


1. Re-election of Dr George Mihaly          []          []           []



2. Re-election of Brian Derek Meltzer       []          []           []



* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a Second Proxy
--------------------------------------------------------------------------------

-------------------------------    Or   -----------------------------------%
The number of shares applicable         The percentage of your voting rights
to this proxy form

Contact Telephone Number
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       Area Code                                    Telephone Number

Signature(s)
--------------------------------------------------------------------------------

           Shareholder 1                             Shareholder 2                           Shareholder 3
-------------------------------------      -----------------------------------     -----------------------------------
-------------------------------------      -----------------------------------     -----------------------------------

-------------------------------------      -----------------------------------     -----------------------------------
-------------------------------------      -----------------------------------     -----------------------------------
              Director                             Director/Secretary                 Sole Director and Secretary
-------------------------------------      -----------------------------------     -----------------------------------
                                           Proxies may be lodged by fax on
                                           (03)9824 8161, mail to or delivery to
                                           the office of the Company at Suite 2,
                                           1233 High Street, Armadale, Victoria,
                                           3143. To be valid, a proxy form must
                                           be received by the registered office
                                           of the Company not less than 48 hours
                                           before the time appointed for the
                                           General Meeting. For assistance in
                                           completing this form, please refer to
                                           the accompanying instructions.

Company Seal (if required)
-------------------------------------

                  INSTRUCTIONS FOR COMPLETION OF THE PROXY FORM

Shareholder's Name
--------------------------------------------------------------------------------
This is the name of the shareholder as it appears on the Company's share register. For the purposes of this Meeting, shares will be taken to be held by those persons who are the registered holders thereof 48 hours before the time appointed for the commencement of this Meeting.

Appointment of Proxy
--------------------------------------------------------------------------------
A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two other persons (whether shareholders or not) as proxy or proxies to attend in the shareholder's place at the Meeting. The proxy has the same right as the shareholder to speak and vote at the Meeting. If you leave this section blank, the Chairman of the meeting will be your proxy to vote your shares even if you attend the meeting (unless you revoke your proxy before the meeting).

Vote on Resolutions
--------------------------------------------------------------------------------
You may direct your proxy how to vote by placing a mark in one of the boxes opposite the resolution/s you wish to direct your proxy to vote on. If you do so, all your shares will be voted in accordance with your direction. You can split your vote on any resolution/s by inserting the number/s of shares you wish to vote in the appropriate box/es. Please ensure you clearly mark the box in black or blue ink by placing a mark or the number of shares you are voting.

Appointing a Second Proxy
--------------------------------------------------------------------------------
If a shareholder appoints two proxies, unless each proxy is appointed to represent a specified proportion of the shareholder's voting rights, each proxy may exercise half the votes of the appointor.

Contact Telephone
--------------------------------------------------------------------------------
This will help us if there are any problems with your proxy form.

Signature(s)
--------------------------------------------------------------------------------
Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an Attorney, then the Power of Attorney must have been noted by the Company or be duly stamped and accompany this form. Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory.

                                                                          ITEM 2

Press Release                                Source: Prana Biotechnology Limited
Founding Scientist to Present Platform Theory at Prestigious Cold Spring Harbor Laboratory Symposium

Tuesday December 3, 9:30 am ET

Prana Confirms 2003 Projected Benchmarks on Target
MELBOURNE, Australia, Dec. 3 /PRNewswire-FirstCall/ -- Prana Biotechnology Limited (Nasdaq: PRAN - News; ASX: PBT - News), the Australian biotechnology company, announced today that Dr. Ashley Bush M.D. PhD, a founding scientist, will present Prana's metal theory at the Therapeutic Opportunities in Neurodegenerative Diseases Conference at the Cold Spring Harbor Laboratory
(CSHL) on December 6, 2002 at 9 AM.


Dr. Bush will speak during the Alzheimer's A-Beta: Targeting Secretese Enzymes and Protein Aggregation session on Friday.


"This conference is widely regarded by industry experts as one of the most prestigious events to review the most exciting and promising developments in Neurodegenerative Diseases. In the US, informed specialist investors follow the proceedings of this event closely, many regarding it as a showcase for cutting edge therapeutic opportunities. We are honored that Dr. Bush has been chosen to represent Prana at this conference," commented Prana Biotechnology's Executive Chairman Geoffrey Kempler. "In the past few years, Prana has established itself as one of the leaders in the field of age-related neurodegenerative disorders by continuing to meet corporate and scientific milestones. We have made vast strides in science and drug development."


Mr. Kempler confirmed that Prana is well on track for successfully meeting their 2003 benchmarks, noting that management has laid out important events that will enhance shareholder value in the coming months. Commenting on these benchmarks, Dr. Ross Murdoch, Prana's Chief Operating Officer, said: "We have submitted our scientific findings from the phase II clinical trial with PBT-1 to a peer review journal. We would expect that the paper will be accepted by a leading journal and that publication will take place in 2003. At the same time, we have been meeting and talking with several large global pharmaceutical companies about a series of potential collaborative opportunities. While it is too early to discuss the nature or potential outcomes, we are pleased with the direction of these dialogues. Our scientific theories and management have been well received", Dr. Murdoch continued.


Dr. Murdoch noted that Prana's medicinal chemistry program is continuing to identify new and very interesting compounds that are expected to complement the success already seen with PBT-1 in Prana's disease targets.


Dr. Murdoch also added that significant additions have been made to Prana's patent portfolio around the Metal Protein Attenuating Compound ("MPAC") class of compounds of which PBT-1 has provided proof of concept. " If we are correct in our initial findings, Prana's MPAC portfolio will be greatly sought after as it will greatly accelerate any commercial development of an Alzheimer's Disease treatment based on this theory", Dr. Murdoch concluded. "these continue to be very exciting times for the Company".


Prana will hold its Annual General Meeting on December 18, 2002 in Melbourne, Australia.


About Prana Biotechnology Limited


Based in Australia, incorporated in 1997 and listed on the Australian Stock Exchange in March 2000, Prana Biotechnology (Nasdaq: PRAN - News; ASX: PBT -
News) was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. Its mission is to develop diagnostic and therapeutic drugs to treat the central disease pathways that cause degeneration of the brain as the aging process progresses. Prana's technology has emerged from its researchers at prominent international institutions such as Massachusetts General Hospital at Harvard Medical School and the University of Melbourne. For further information, please visit our web site at http://www.pranabio.com .


For more information contact:

Company                   Media                           Investor
Geoffrey Kempler, Prana   Ivette Almeida                  Can Onen
+61 (3) 9690 7892         212-983-1702 ext. 209           212-983-1702 ext. 212
gkempler@pranabio.com     ivette.almeida@annemcbride.com  conen@annemcbride.com
---------------------


This press release contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company's business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company's actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations or future events.


NEITHER THE AUSTRALIAN STOCK EXCHANGE NOR ANY OTHER REGULATORY BODIES HAVE REVIEWED THIS NEWS RELEASE AND THEY NEITHER APPROVE NOR DISAPPROVE OF THE CONTENTS OF THIS NEWS RELEASE.


Source: Prana Biotechnology Limited

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                    (Registrant)



                                            By /s/ Phillip Hains
                                            -----------------------
                                               Phillip Hains,
                                               Administrative Officer



Date: January 8, 2003